July 26, 2024

Division of Corporation Finance

Office of Real Estate & Constructions

Attn: Ronald E. Alper

Re:	Auor Capital Fund V LLC

Response to Amendment July 25, 2024 Letter

CIK No. 0002017115

Dear Mr. Alper,

This letter is in response to your correspondence dated July 25, 2024.

Offering Statement on Form 1-A filed July 10, 2024

General

We do not believe an amendment or further response is required based on the comment because the comment does not request any revisions to the offering statement, identify any deficiencies in the offering statement, or request any additional information or analysis.

This letter further serves as our request that the offering statement be qualified. In connection with this request, at least one state (Minnesota in particular) is prepared to qualify/register this offering by coordination, effective simultaneously with qualification by the SEC. There are no compensation arrangements required to be cleared by FINRA.

Sincerely,

/s/ Jeremy E. Warring

Attorney

direct: 612.672.3657	email: jwarring@messerlikramer.com	fax: 612.672.3777

1400 Fifth Street Towers 100 South Fifth Street Minneapolis, MN 55402		messerlkramer.com